

October 2, 2013

<u>Via E-mail</u>
Mr. Van Z. Krikorian
Chief Executive Officer
Global Gold Corporation
555 Theodore Fremd Avenue
Rye NY 10580


  **Re: Global Gold Corporation**
    **Form 10-K for the Fiscal Year Ended December 31, 2012**
    **Filed April 16, 2013**
    **Form 10-Q for the Quarter Ended June 30, 2013**
    **Filed August 19, 2013**
    **Response Dated September 23, 2013**
    **File No. 002-69494**


Dear Mr. Krikorian:

  We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Toukhmanuk page 9

1. We note your response to comment 2 from our letter dated August 8, 2013. It appears there are minimum production requirements associated with some of your Armenian permits. Please tell us if these production requirements have been met and, if not, the implications associated with the status of the permit. If necessary include draft disclosure to be included in future filings.

2. We note your response to comment 3 from our letter dated August 8, 2013. Please address differences in the tons and grade of concentrate provided in your response to the numbers located in your October 17th, 201l Toukhmanuk technical report.

Management's Discussion and Analysis, page 34

Liquidity and Capital Resources, page 36

3. We note your response to prior comment 4 from our letter dated August 8, 2013 and see that you continue to include the exercise of warrants as a possible source of liquidity. Based on your proposed disclosure, it does not appear that the exercise of these warrants is reasonably likely to occur and therefore believe its inclusion would be contrary to intent of Item 303(a)(1) of Regulation S-K. Please confirm that you will eliminate this disclosure from your discussion of liquidity in future filings.

Financial Statements

Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-5

4. We note that you present revenues, cost of goods sold and gross profit in your statement of operations even though you have not established proven or probable reserves during any of the periods presented. We note you continue be in the exploration stage and are thus classified as an exploration stage company as defined by Industry Guide 7, since you have not yet demonstrated the existence of proven and probable reserves. We believe that your current presentation of sales of metal concentrates depicts your exploration stage operations as being in the production stage. Please confirm that you will revise your presentation in future filings and provide your proposed disclosures that address the following:

   - present your sales of metal concentrate and costs of goods sold in the operating expense section of your statement of operations and re-label as "Other Income, net"; and

   - provide footnote disclosure to quantify and describe the items comprising "Other Income, net", along with a clear discussion of what is and is not included in the cost of sales component of this line item.

Note 7. Convertible Note Payable, page F-20

5. We note your proposed disclosures in response to prior comment 5 from our letter dated August 8, 2013 and understand that you received "an extension to the repayment of any debt to CRA until the sooner of September 19, 2013, a public listing of GGCRL, or a financing of GGCRL." Your proposed disclosures also indicate that your debt is not in default. As the extension date of September 19, 2013

has passed, please expand your disclosures to explain why your debt is not in default or how you have modified the due date.

Form 10-Q for the Quarter Ended June 30, 2013

General

6.      You have not responded to prior comment 10 from our letter dated August 8, 2013 so it is being reissued.  We note your disclosure on page nine that you recorded $452,463 in ore inventory at December 31, 2012, March 31, 2013 and June 30, 2013 and that such amounts are stated at the lower of cost or market. Given recent fluctuations in gold prices, and your lack of recent gold processing activities, please disclose the material assumptions used to estimate the value of the ore included in your inventory at December 31, 2012, March 31, 2013, June 30, 2013 and in all future filings. Please provide us with proposed draft disclosure, based on your June 30, 2013 balances.

Management's Discussion and Analysis or Plan of Operation, page 30

Results of Operations

7.      We note that you did not respond to prior comment 8 from our letter dated August 8, 2013.  We note you had no mine exploration costs in the current period due to "decreased activity at the Toukhmanuk property" and that you attribute the decline in sales to funding delays and the need for a new tailing dam.  In future filings, please clarify the status of this property.   Also provide us with proposed draft disclosure for inclusion in future filings.

8.      We note your expanded disclosure you have provided in response to prior comment 6 from our letter dated June 10, 2013 regarding your gain on sale of investments.  Your disclosures state that the gains are related to income recognized from cash received in connection with the sale of Amarant.  However we note your disclosures of the receivable at note 4 continues to state that "Amarant has yet to pay" and "failed to meet its payment obligations."  Please address these inconsistencies, providing expanded disclosure at Note 4 to provide details on cash amounts you have received related to the receivable for each period presented.  Please provide draft disclosures to be included in future filings.

Form 8-K filed September 10, 2013

9.      We note your Form 8-K announcing your agreement with Signature Gold Limited to sell your Armenian assets in exchange for shares and cash.  With a view to disclosure in future filings, please advise whether you will control Signature Gold following the acquisition and clarify how you will prioritize the repayment of debts with the proceeds of this transaction.  In addition, please advise us whether you will solicit shareholder approval of this transaction.

10.     We note you have filed a Form 8-K to disclose the proposed merger of GGCRL and
        Signature Gold Limited.  Given the significance of GGCRL's operations and the
        purchase price of $80,000,000, please tell us whether you intend to include pro forma
        financial statements depicting the disposition in an amended filing to comply with
        Instructions to Item 2.01 of Form 8-K and Item 9.01(b) of Form 8-K or tell us why you
        believe this guidance is not applicable to you.


        You may contact Craig Arakawa at (202) 551-3650, or Nasreen Mohammed at (202)
551-3773, if you have questions regarding comments on the financial statements and related
matters.  You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions
about engineering comments.  Please contact Jay Williamson at (202) 551-3393, David Link at
(202) 551-3356 or me at (202) 551-3795 with any other questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director